

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 27, 2020

<u>Via E-mail</u>
Ann Hand
Chief Executive Officer
Super League Gaming, Inc.
2906 Colorado Ave.
Santa Monica, California 90404

      Re: **Super League Gaming, Inc.**
                 Form 10-Q for the quarterly period ended September 30, 2019
                 Exhibit No. 10.1 – Commercial Partnership Agreement between Super League
                 Gaming, Inc., and ggCircuit, LLC, dated September 23, 2019
                 Filed November 14, 2019
                 File No. 001-38819

Dear Ms. Hand:

     We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                              Sincerely,

                              Division of Corporation Finance